UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Community Bancshares, Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 par value
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                         (Title of Class of Securities)

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                                    20343H106
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                                 (CUSIP Number)

               Elliot Press, Esq., c/o Katten Muchin Rosenman LLP,
                     575 Madison Avenue, New York, NY 10022
                                 (212) 940-8800

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 7, 2005
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 20343H106
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Riggs Qualified Partners, LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     688,755 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            688,755 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      688,755 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.99%
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14    TYPE OF REPORTING PERSON*

      OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 20343H106
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Philip J. Timyan
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     688,755 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            688,755 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     91,750 shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      780,505 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.05%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 20343H106
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Philip E. Timyan
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     32,500 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     32,500
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,500 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than .5%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 1 amends the Statement on Schedule 13D (the "Original Filing") filed on December 29, 2003 by Philip J. Timyan, and Riggs Qualified Partners, LLC ("RP LLC"). This Amendment No. 1 is being filed to reflect Philip
J. Timyan's July 7, 2005 election to the Board of Directors of Community Bancshares, Inc. (the "Company"). This Amendment is also being filed to reflect
(i) changes in beneficial ownership by Philip J. Timyan and RP LLC since the date of the Original Filing and (ii) beneficial ownership of shares of the Company's common stock by Philip E. Timyan's father, as trustee of the Philip E. Timyan Trust. Philip J. Timyan shares dispositive power over the shares held by The Philip E. Timyan Trust with Philip E. Timyan. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Filing.

Item 2. Identity and Background

            Item 2 is hereby amended and restated to read as follows:

            (a) Pursuant to Rule 13-d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by (i) Riggs Qualified Partners, LLC, a Delaware limited liability company ("RP LLC"), with respect to the shares of Common Stock beneficially owned by it , (ii) Philip J. Timyan, (1) as managing member of RP LLC, (2) with respect to shares owned by RAM T, L.P. ("RAM") an entity not controlled by Mr. Timyan over which shares Mr. Timyan possesses dispositive power and (3) with respect to shares owned by he Philip E. Timyan Trust, a trust for the benefit of Philip J. Timyan's parents, which shares Philip J. Timyan shares dispositive power, and (iii) Philip E. Timyan, with respect to the shares held by the Philip E. Timyan Trust. The general partner of RAM is RTL Partners Ltd. RP LLC, Philip J. Timyan and Philip E. Timyan (together, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Philip J. Timyan and RP LLC, on the one hand, and Philip E. Timyan, on the other hand, disclaim the existence of a group between them.

            (b)-(c)

            Riggs Qualified Partners LLC

            RP LLC is a limited liability company the principal business of which is investing for profit in securities and other assets. The managing member of RP LLC is Philip J. Timyan. The principal business address of RP LLC is 4324 Central Avenue, Western Springs, Illinois 60558.

            Philip J. Timyan

            Philip J. Timyan is principally employed as the Managing Member of RP LLC. The principal business address of Mr. Timyan is 4324 Central Avenue, Western Springs, Illinois 60558.

            Philip E. Timyan

            Philip E. Timyan is the trustee of the Philip E. Timyan Trust, a trust for the benefit of Philip E. Timyan and his wife. The principal business address of Philip E. Timyan is 52 Front Street, Key West, Florida 33040.

            (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons, nor any other entity set forth in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons nor any other entity set forth in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and restated to read as follows:

            The aggregate amount of funds used to purchase the shares of Common Stock held by RP LLC is $3,686,069. The source of funds used by RP LLC to purchase such shares was working capital of RP LLC.

            The aggregate amount of funds used to purchase the shares of Common Stock held by RAM is $391,710. This amount reflects net cost after giving effect to the December 22, 2004 sale of 500 shares by RAM, resulting in proceeds of $3,539.91. The source of funds used to purchase such shares was working capital of RAM.

            The aggregate amount of funds used to purchase the shares of Common Stock held by the Philip E. Timyan Trust is $212,463. This amount reflects net cost after giving effect to the June 22, 2005 sale of 10,000 shares of the Trust, resulting in proceeds of $79,396.65. The source of funds used by the Philip E. Timyan Trust to purchase such shares was the personal funds of Philip E. Timyan and his wife.

Item 4. Purpose of Transaction.

            Item 4 is hereby amended as follows:

            On June 7, 2005, Philip J. Timyan was elected to serve as a member of the Company's Board of Directors. Mr. Timyan will serve as a Class I director of the Company with his initial term to expire at the Company's 2006 meeting of stockholders. Mr. Timyan was also appointed to serve as a member of the Company's Audit Committee.

Item 5. Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated to read as follows:

            (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by each Reporting Person is based upon 8,623,407 shares of Common Stock outstanding as of May 23, 2005 based on information contained in the Company's Proxy Statement on Form 14A filed on June 1, 2005.

            As of the close of business on July 11, 2005.

                  (i) RP LLC owns 668,755 shares of Common Stock which represent approximately 7.99% of the outstanding Common Stock;

                  (ii) Philip E. Timyan owns 32,500 shares held by the Philip E.
            Timyan Trust which represent less than .5% of the outstanding Common Stock; and

                  (iii) Philip J. Timyan owns no shares of Common Stock
            directly. As the managing member of RP LLC, Mr. Timyan may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 688,755 shares of Common Stock owned by RP LLC. In addition, Mr. Timyan may be deemed to beneficially own an additional 59,250 shares of Common Stock held by RAM over which shares Mr. Timyan possesses dispositive power. Mr. Timyan may also be deemed to beneficially own the 32, 500 shares held by the Philip E. Timyan Trust over which shares Philip J. Timyan possesses dispositive power. The foregoing 780,505 shares, in the aggregate, represent approximately 9.05% of the outstanding Common Stock

                  (c) RP LLC has the sole power to vote and dispose of the shares of Common Stock it holds, which power is exercisable by Philip J. Timyan as managing member of RP LLC.

            Philip J. Timyan and Philip E. Timyan share the power to dispose of the shares held by the Philip E. Timyan Trust. Philip E. Timyan has sole voting power over such shares.

            Philip J. Timyan shares the power to dispose of the shares held by RAM with RAM and its general partner, RTL Partners Ltd. RAM is a Cayman Islands company the principal business of which, to the knowledge of the Reporting Persons, is investing for profit in securities and other assets. The general partner of RAM is RTL Partners Ltd., a Cayman Islands company the principal business of which, to the knowledge of the Reporting Persons, is serving as the general partner of RAM. The principal business address of RAM and RTL Partners Ltd. Is c/o Caldonian Bank & Trust Limited, Caledonian House, P.O. Box 1043GT, 69 Dr. Roy's Drive, George Town, Grand Cayman Islands, British West Indies. Mr. Timyan has no voting power over the shares held by RAM.

                  (c) Set forth below are a description of all transactions in the Company's Common Stock made by the Reporting Persons, since the filing of the Original Filing. Unless otherwise indicated, all transactions were effected on the open market.

                                            No.                        Purchase
                                            of                            or
            Entity         Date           Shares         Price           Sale
            ------         ----           ------         -----           ----
            RP LLC        2/11/04         20,255         $5.35        Purchase *
            RAM           7/29/04          6,250         $6.55        Purchase
            RAM           9/28/04          2,000         $6.76        Purchase
            Trust         10/4/04          5,000         $6.76        Purchase
            Trust         11/18/04         5,000         $6.81        Purchase
            Trust         11/18/04        18,000         $6.80        Purchase
            RAM           11/18/04        40,000         $6.75        Purchase
            Trust         12/17/04         7,000         $6.83        Purchase
            RAM           12/22/04           500         $7.10        Sale
            Trust         3/2/05           7,500         $7.17        Purchase
            RP LLC        5/17/05            500         $7.81        Purchase
            Trust         6/22/05         10,000         $7.94        Sale

            * Represents private purchase of shares directly from the Company.

            (d) RAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the 59,750 shares held by RAM. Philip E. Timyan and his wife have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the 32,500 shares held by the Philip E. Timyan Trust.

            (e) Not applicable.

Item 6. Item 6 is hereby amended as follows:

            Philip J. Timyan possesses dispositive authority over securities held by The Philip E. Timyan Trust, pursuant to trading authority granted by Philip E. Timyan, the trustee of the trust, under the trust's brokerage account.

Item 7. Material to be Filed as Exhibits

            Item 7 is hereby amended as follows:

            Exhibit 1: Agreement pursuant to Rule 13d-1(k).

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2005

                                                   RIGGS QUALIFIED PARTNERS, LLC


                                                   By: /s/ Philip J. Timyan
                                                       -------------------------
                                                   Name:  Philip J. Timyan
                                                   Title: Managing Member


                                                   /s/ Philip J. Timyan
                                                   -----------------------------
                                                   Philip J. Timyan


                                                   /s/ Philip E. Timyan
                                                   -----------------------------
                                                   Philip E. Timyan